Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2025 Financial Results and US$200 Million Share Repurchase Program

BEIJING, March 5, 2026 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and full year ended December 31, 2025.

Fourth Quarter 2025 Highlights1

•	Net revenues in the fourth quarter of 2025 were RMB1,462.0 million (US$209.1 million), compared to RMB1,783.4 million in the corresponding period of 2024.

•

Net income attributable to Autohome in the fourth quarter of 2025 was RMB233.9 million (US$33.4 million), compared to RMB320.5 million in the corresponding period of 2024, while net income attributable to ordinary shareholders in the fourth quarter of 2025 was RMB226.4 million (US$32.4 million), compared to RMB304.4 million in the corresponding period of 2024.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the fourth quarter of 2025 was RMB303.7 million (US$43.4 million), compared to RMB486.5 million in the corresponding period of 2024.

•	Share repurchase:

Under the share repurchase program effective from September 4, 2024, the Company had repurchased 7,116,939 American depositary shares (“ADSs”) for a total cost of approximately US$184.5 million.

On March 5, 2026, Autohome’s Board of Directors authorized a new share repurchase program under which the Company may repurchase up to US$200 million of its American depositary shares over the next eighteen months.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements. The Company’s Board of Directors will review the authorized share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.9931 on December 31, 2025, in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Full Year 2025 Highlights1

•	Net revenues in 2025 were RMB6,452.0 million (US$922.6 million), compared to RMB7,039.6 million in 2024.

•

Net income attributable to Autohome in 2025 was RMB1,442.8 million (US$206.3 million), compared to RMB1,681.1 million in 2024, while net income attributable to ordinary shareholders in 2025 was RMB1,385.1 million (US$198.1 million), compared to RMB1,619.6 million in 2024.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in 2025 was RMB1,607.0 million (US$229.8 million), compared to RMB2,050.0 million in 2024.

Mr. Chi Liu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “2025 was a pivotal year in our evolution, transforming from an automotive information platform into a comprehensive automotive service ecosystem. Facing a dynamic industry landscape, our focus was on driving two core initiatives. On the content front, we continued to strengthen the development of high-quality content while enhancing our creator ecosystem and expanding new media distribution capabilities. On the service front, we accelerated the development of fully integrated online-to-offline services to create a more efficient and convenient end-to-end automotive service ecosystem for users and industry partners. Throughout this transformation, we are leveraging AI as a core engine to drive product innovation and optimize operations. Moving forward, we remain committed to improving the user experience, continuously enhancing our service and transaction ecosystem, and driving high-quality and sustainable development of Autohome.”

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “Over the past year, we continued to build our content ecosystem by expanding user reach through emerging media channels. Our Autohome Media MCN now includes over 500 top-tier creators across diverse fields, broadening our engagement across user groups. On the transaction service side, Autohome Mall, which launched in the second half of 2025, got off to a stable start, demonstrating a positive development trajectory. Driven by the robust performance of our new retail business, our online marketplace and others revenues increased by 8.8% year-over-year in 2025. Looking ahead, we will continue to innovate and explore new business models to deliver long-term value to our shareholders.”

Unaudited Fourth Quarter 2025 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2025 were RMB1,462.0 million (US$209.1 million), compared to RMB1,783.4 million in the corresponding period of 2024.

•

Media services revenues were RMB333.8 million (US$47.7 million) in the fourth quarter of 2025, compared to RMB436.8 million in the corresponding period of 2024, primarily due to reduced advertising spending by internal combustion engine (“ICE”) automakers amid shrinking sales volumes in the ICE segment.

•	Leads generation services revenues were RMB667.8 million (US$95.5 million) in the fourth quarter of 2025, compared to RMB758.4 million in the corresponding period of 2024.

•	Online marketplace and others revenues were RMB460.3 million (US$65.8 million) in the fourth quarter of 2025, compared to RMB588.2 million in the corresponding period of 2024.

Cost of Revenues

Cost of revenues was RMB318.9 million (US$45.6 million) in the fourth quarter of 2025, compared to RMB428.6 million in the corresponding period of 2024. Share-based compensation expense included in cost of revenues in the fourth quarter of 2025 was RMB3.8 million (US$0.5 million), compared to RMB2.2 million in the corresponding period of 2024.

Operating Expenses

Operating expenses were RMB1,111.5 million (US$158.9 million) in the fourth quarter of 2025, compared to RMB1,177.0 million in the corresponding period of 2024.

•

Sales and marketing expenses were RMB738.6 million (US$105.6 million) in the fourth quarter of 2025, compared to RMB717.8 million in the corresponding period of 2024. Share-based compensation expenses included in sales and marketing expenses in the fourth quarter of 2025 were RMB12.4 million (US$1.8 million), compared to RMB10.3 million in the corresponding period of 2024.

•

General and administrative expenses were RMB115.0 million (US$16.4 million) in the fourth quarter of 2025, compared to RMB131.2 million in the corresponding period of 2024. Share-based compensation expenses included in general and administrative expenses in the fourth quarter of 2025 were RMB12.2 million (US$1.7 million), compared to RMB13.6 million in the corresponding period of 2024.

•

Product development expenses were RMB258.0 million (US$36.9 million) in the fourth quarter of 2025, compared to RMB328.0 million in the corresponding period of 2024, primarily due to a decrease in personnel-related expenses. Share-based compensation expenses included in product development expenses in the fourth quarter of 2025 were RMB18.1 million (US$2.6 million), compared to RMB15.6 million in the corresponding period of 2024.

Operating Profit

Operating profit was RMB92.3 million (US$13.2 million) in the fourth quarter of 2025, compared to RMB232.4 million in the corresponding period of 2024.

Income Tax Expense

Income tax expense was RMB6.4 million (US$0.9 million) in the fourth quarter of 2025, compared to income tax expense of RMB31.4 million in the corresponding period of 2024.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB233.9 million (US$33.4 million) in the fourth quarter of 2025, compared to RMB320.5 million in the corresponding period of 2024.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB226.4 million (US$32.4 million) in the fourth quarter of 2025, compared to RMB304.4 million in the corresponding period of 2024. Basic and diluted earnings per share (“EPS”) were RMB0.48 (US$0.07) and RMB0.48 (US$0.07), respectively, in the fourth quarter of 2025, compared to basic and diluted EPS of RMB0.63 and RMB0.62, respectively, in the corresponding period of 2024. Basic and diluted earnings per ADS were RMB1.94 (US$0.28) and RMB1.93 (US$0.28), respectively, in the fourth quarter of 2025, compared to basic and diluted earnings per ADS of RMB2.51 and RMB2.50, respectively, in the corresponding period of 2024.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB303.7 million (US$43.4 million) in the fourth quarter of 2025, compared to RMB486.5 million in the corresponding period of 2024. Non-GAAP basic and diluted EPS were RMB0.65 (US$0.09) and RMB0.65 (US$0.09), respectively, in the fourth quarter of 2025, compared to non-GAAP basic and diluted EPS of RMB1.00 and RMB1.00, respectively, in the corresponding period of 2024. Non-GAAP basic and diluted earnings per ADS were RMB2.60 (US$0.37) and RMB2.59 (US$0.37), respectively, in the fourth quarter of 2025, compared to non-GAAP basic and diluted earnings per ADS of RMB4.02 and RMB3.99, respectively, in the corresponding period of 2024.

Unaudited Full Year 2025 Financial Results

Net Revenues

Net revenues in 2025 were RMB6,452.0 million (US$922.6 million), compared to RMB7,039.6 million in 2024.

•

Media services revenues were RMB1,153.4 million (US$164.9 million) in 2025, compared to RMB1,523.1 million in 2024, primarily due to reduced advertising spending by ICE automakers amid shrinking sales volumes in the ICE segment.

•

Leads generation services revenues were RMB2,709.2 million (US$387.4 million) in 2025, compared to RMB3,135.9 million in 2024. The decline was primarily attributable to a reduction in the number of paying dealers and a lower average revenue per dealer as we expanded our footprint across lower-tier cities.

•	Online marketplace and others revenues were RMB2,589.4 million (US$370.3 million) in 2025, compared to RMB2,380.6 million in 2024.

Cost of Revenues

Cost of revenues was RMB1,783.8 million (US$255.1 million) in 2025, compared to RMB1,483.2 million in 2024, primarily due to higher transaction costs associated with the Company’s new retail business in lower-tier cities. Share-based compensation expense included in cost of revenues was RMB14.8 million (US$2.1 million) in 2025, compared to RMB8.1 million in 2024.

Operating Expenses

Operating expenses were RMB4,100.4 million (US$586.4 million) in 2025, compared to RMB4,841.4 million in 2024.

•

Sales and marketing expenses were RMB2,532.7 million (US$362.2 million) in 2025, compared to RMB2,988.2 million in 2024, primarily due to a decrease in marketing and promotional expenses. Share-based compensation expenses included in sales and marketing expenses in 2025 were RMB56.9 million (US$8.1 million), compared to RMB48.4 million in 2024.

•

General and administrative expenses were RMB504.0 million (US$72.1 million) in 2025, compared to RMB534.8 million in 2024. Share-based compensation expenses included in general and administrative expenses in 2025 were RMB60.1 million (US$8.6 million), compared to RMB51.1 million in 2024.

•

Product development expenses were RMB1,063.7 million (US$152.1 million) in 2025, compared to RMB1,318.4 million in 2024, primarily due to a decrease in personnel-related expenses. Share-based compensation expenses included in product development expenses in 2025 were RMB87.1 million (US$12.5 million), compared to RMB84.3 million in 2024.

Operating Profit

Operating profit was RMB769.3 million (US$110.0 million) in 2025, compared to RMB1,003.5 million in 2024.

Income Tax Expense

Income tax expense was RMB141.7 million (US$20.3 million) in 2025, compared to an income tax expense of RMB63.0 million in 2024. The increase was primarily attributable to the prior-year tax filing adjustments, and less benefits from preferential income tax rates and tax holidays for certain subsidiaries in the PRC.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB1,442.8 million (US$206.3 million) in 2025, compared to RMB1,681.1 million in 2024.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB1,385.1 million (US$198.1 million) in 2025, compared to RMB1,619.6 million in 2024. Basic and diluted EPS were RMB2.95 (US$0.42) and RMB2.93 (US$0.42), respectively, in 2025 as compared to basic and diluted EPS of RMB3.34 and RMB3.33, respectively, in 2024. Basic and diluted earnings per ADS were RMB11.78 (US$1.69) and RMB11.74 (US$1.68), respectively, in 2025 as compared to basic and diluted earnings per ADS of RMB13.36 and RMB13.31, respectively, in 2024.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB1,607.0 million (US$229.8 million) in 2025, compared to RMB2,050.0 million in 2024. Non-GAAP basic and diluted EPS were RMB3.42 (US$0.49) and RMB3.40 (US$0.49), respectively, in 2025 as compared to non-GAAP basic and diluted EPS of RMB4.23 and RMB4.21, respectively, in 2024. Non-GAAP basic and diluted earnings per ADS were RMB13.67 (US$1.95) and RMB13.62 (US$1.95), respectively, in 2025 as compared to non-GAAP basic and diluted earnings per ADS of RMB16.91 and RMB16.85, respectively, in 2024.

Balance Sheet and Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents, short-term investments and long-term financial products of RMB21.36 billion (US$3.05 billion). Net cash provided by operating activities in 2025 was RMB889.5 million (US$127.2 million).

Employees

The Company had 4,242 employees as of December 31, 2025, including 1,197 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on Thursday, March 5, 2026 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BIdfc55c5793964417869b4d3b671bd935

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, share of results of equity method investments, and non-recurring employee severance costs, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except share and per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	436,819	333,817	47,735	1,523,075	1,153,419	164,937
Leads generation services	758,443	667,839	95,500	3,135,885	2,709,235	387,415
Online marketplace and others	588,174	460,342	65,828	2,380,627	2,589,376	370,276

Total net revenues	1,783,436	1,461,998	209,063	7,039,587	6,452,030	922,628
Cost of revenues	(428,559)	(318,927)	(45,606)	(1,483,220)	(1,783,831)	(255,084)

Gross profit	1,354,877	1,143,071	163,457	5,556,367	4,668,199	667,544

Operating expenses:
Sales and marketing expenses	(717,812)	(738,569)	(105,614)	(2,988,169)	(2,532,667)	(362,167)
General and administrative expenses	(131,168)	(114,964)	(16,440)	(534,809)	(504,013)	(72,072)
Product development expenses	(327,987)	(257,969)	(36,889)	(1,318,443)	(1,063,746)	(152,114)

Total operating expenses	(1,176,967)	(1,111,502)	(158,943)	(4,841,421)	(4,100,426)	(586,353)

Other operating income, net	54,498	60,690	8,679	288,551	201,514	28,816
Operating profit	232,408	92,259	13,193	1,003,497	769,287	110,007

Interest and investment income, net	189,062	155,802	22,279	791,905	659,810	94,352
Share of results of equity method investments	(77,389)	(17,957)	(2,568)	(109,094)	102,770	14,695

Income before income taxes	344,081	230,104	32,904	1,686,308	1,531,867	219,054
Income tax expense	(31,375)	(6,430)	(919)	(62,959)	(141,745)	(20,269)

Net income	312,706	223,674	31,985	1,623,349	1,390,122	198,785
Net loss attributable to noncontrolling interests	7,817	10,219	1,461	57,774	52,708	7,537

Net income attributable to Autohome	320,523	233,893	33,446	1,681,123	1,442,830	206,322
Accretion of mezzanine equity	(44,006)	(48,057)	(6,872)	(172,596)	(189,661)	(27,121)
Accretion attributable to noncontrolling interests	27,895	40,573	5,802	111,035	131,964	18,870

Net income attributable to ordinary shareholders	304,412	226,409	32,376	1,619,562	1,385,133	198,071

Earnings per share attributable to ordinary shareholders
Basic	0.63	0.48	0.07	3.34	2.95	0.42
Diluted	0.62	0.48	0.07	3.33	2.93	0.42
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	2.51	1.94	0.28	13.36	11.78	1.69
Diluted	2.50	1.93	0.28	13.31	11.74	1.68
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	484,428,433	467,419,423	467,419,423	484,945,912	470,186,664	470,186,664
Diluted	487,443,601	469,612,367	469,612,367	486,552,724	472,096,864	472,096,864

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	320,523	233,893	33,446	1,681,123	1,442,830	206,322
Plus: income tax expense	32,716	7,770	1,111	68,321	147,105	21,036
Plus: depreciation of property and equipment	27,019	28,091	4,017	120,830	108,107	15,459
Plus: amortization of intangible assets	9,645	9,595	1,372	38,595	38,406	5,492

EBITDA	389,903	279,349	39,946	1,908,869	1,736,448	248,309

Plus: share-based compensation expenses	41,743	46,435	6,640	192,024	218,974	31,313

Adjusted EBITDA	431,646	325,784	46,586	2,100,893	1,955,422	279,622

Net income attributable to Autohome	320,523	233,893	33,446	1,681,123	1,442,830	206,322
Plus: amortization of intangible assets resulting from business acquisition	9,583	9,583	1,370	38,332	38,332	5,481
Plus: share-based compensation expenses	41,743	46,435	6,640	192,024	218,974	31,313
Plus: investment loss arising from one of financial products[3]	—	—	—	620	—	—
Plus: share of results of equity method investments	77,389	17,957	2,568	109,094	(102,770)	(14,696)
Plus: non-recurring employee severance costs[4]	60,847	—	—	60,847	—	—
Plus: tax effects of the adjustments	(23,565)	(4,217)	(603)	(31,992)	9,683	1,385

Adjusted net income attributable to Autohome	486,520	303,651	43,421	2,050,048	1,607,049	229,805

Net income attributable to Autohome	320,523	233,893	33,446	1,681,123	1,442,830	206,322
Net margin	18.0%	16.0%	16.0%	23.9%	22.4%	22.4%
Adjusted net income attributable to Autohome	486,520	303,651	43,421	2,050,048	1,607,049	229,805
Adjusted net margin	27.3%	20.8%	20.8%	29.1%	24.9%	24.9%
Non-GAAP earnings per share
Basic	1.00	0.65	0.09	4.23	3.42	0.49
Diluted	1.00	0.65	0.09	4.21	3.40	0.49
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.02	2.60	0.37	16.91	13.67	1.95
Diluted	3.99	2.59	0.37	16.85	13.62	1.95
Weighted average shares used to compute non-GAAP earnings per share:
Basic	484,428,433	467,419,423	467,419,423	484,945,912	470,186,664	470,186,664
Diluted	487,443,601	469,612,367	469,612,367	486,552,724	472,096,864	472,096,864

[3]

It represents the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

[4]	It represents the non-recurring employee severance costs associated with the optimization to the Company’s organizational structure in the fourth quarter of 2024.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,693,597	2,175,493	311,091
Restricted cash	88,515	74,424	10,642
Short-term investments	21,621,992	17,063,633	2,440,067
Accounts receivable, net	1,358,849	1,521,347	217,550
Amounts due from related parties, current	63,957	43,599	6,235
Prepaid expenses and other current assets	336,941	308,733	44,148

Total current assets	25,163,851	21,187,229	3,029,733

Non-current assets
Restricted cash, non-current	5,000	5,000	715
Property and equipment, net	204,049	191,063	27,322
Goodwill and intangible assets, net	4,069,637	3,995,489	571,347
Long-term equity investments	339,247	442,017	63,208
Other long-term investments	—	2,124,783	303,840
Deferred tax assets	308,246	262,622	37,554
Amounts due from related parties, non-current	3,521	9,709	1,388
Other non-current assets	128,074	90,612	12,957

Total non-current assets	5,057,774	7,121,295	1,018,331

Total assets	30,221,625	28,308,524	4,048,064

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,931,869	2,192,496	313,523
Advance from customers	106,276	98,083	14,026
Deferred revenue	276,894	170,836	24,429
Income tax payable	185,976	82,000	11,726
Amounts due to related parties	38,250	13,739	1,965
Dividends payable	990,529	976,382	139,621

Total current liabilities	4,529,794	3,533,536	505,290

Non-current liabilities
Other liabilities	23,103	21,544	3,079
Deferred tax liabilities	468,078	458,266	65,531

Total non-current liabilities	491,181	479,810	68,610

Total liabilities	5,020,975	4,013,346	573,900

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,931,529	2,121,191	303,326

EQUITY
Total Autohome shareholders’ equity	23,951,737	23,041,328	3,294,866
Noncontrolling interests	(682,616)	(867,341)	(124,028)

Total equity	23,269,121	22,173,987	3,170,838

Total liabilities, mezzanine equity and equity	30,221,625	28,308,524	4,048,064